EXHIBIT 99.1

                          UNITED STATES DISTRICT COURT
                          SOUTHERN DISTRICT OF FLORIDA


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RICHARD BOGEN,                                       :
                                                     :
         Plaintiff,                                  :
                                                     :        Civil Action No.
         - against -                                 :
                                                     :
KENNETH BURROUGHS, DOUGLAS W.                        :        CLASS ACTION
BAENA, JOSEPH J. MESSINA, BRUCE                      :        COMPLAINT
FOERSTER, JOE C. GREENE, SUSIE                       :
HENRY, LARRY MUELLER, MAKO                           :
MARINE INTERNATIONAL, INC.,                          :
TRACKER MARINE, L.P., and                            :
TRACKAQ, INC.,                                       :
                                                     :
                  Defendants.                        :
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         Plaintiff,   individually  and  on  behalf  of  all  persons  similarly situated, by his attorneys, alleges the following upon information and belief, except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge, after due investigation by his counsel. The investigation included a review and analysis of public statements and corporate documents of defendants, including filings with the United States Securities and Exchange Commission (the "SEC"), analyst reports, and other review and analysis of materials concerning the defendants named herein and the allegations set
forth   below,   including   newspaper   articles   and  articles  in  financial
publications:

                              NATURE OF THE ACTION

         1. This action arises out of an unlawful scheme and plan to enable Trackaq, Inc. ("Trackaq") to acquire the remaining approximately 19% ownership



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of Mako Marine International,  Inc. ("Mako" or the "Company") which Trackaq does
not  already  own  for  grossly  inadequate   consideration  and  in  breach  of
defendants'  fiduciary  duties.  Plaintiff  alleges that he and the other public
stockholders   of  Mako  common  stock  are  entitled  to  enjoin  the  proposed transaction, or alternatively, to recover damages in the event the transaction is consummated.

                             JURISDICTION AND VENUE

         2. This action arises under the common law of the State of Florida. This Court has jurisdiction over this action pursuant to 28 U.S.C. ss. 1332 (diversity of citizenship). With regard to the requirements of 28 U.S.C. ss. 1332, plaintiff avers that he is a citizen of the State of New Jersey and that each of the defendants are citizens of states other than the State of New Jersey, and that the matter in controversy exceeds $75,000, exclusive of interest and costs.

         3. Venue is proper in this District because many of the acts complained of, including the development and the carrying out of the proposed transaction, occurred within this District. In addition, several of the defendants transact business or reside in this District and Mako maintains its principal offices in this District.

                                   THE PARTIES

         4. Plaintiff Richard Bogen is, and at all relevant times was, the owner of Mako common stock.

         5.  Defendant  Mako is a corporation  organized and existing  under the

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laws of the State of Florida with its  principal  executive  offices  located at
4355 NW 128th Street, Miami, Florida 33054. Mako designs, manufactures and sells offshore boats for sport fishermen and recreational use. The Company markets 24 models ranging in length from 17 to 29 feet. Mako sells its boats through independent dealers along the eastern coast of the United States, the Gulf Coast, the Great Lakes region and in foreign markets.

         6. Defendant Trackaq is a corporation organized and existing under the laws of the State of Florida. Trackaq is a wholly-owned subsidiary of Tracker Marine, L.P. ("Tracker Marine"). According to Mako's Schedule 13D/A-2 filed with the SEC on August 7, 1997, Trackaq owns of record and beneficially 7,330,000 shares of the common stock of Mako, representing approximately 81% of the issued and outstanding shares of the common stock of Mako.

         7. Defendant Tracker Marine is a limited partnership organized under the laws of the State of Missouri with its principal executive offices located at 2500 East Kearney, Springfield, MO 56803. Tracker Marine's sole general partner is JLM Management Company ("JLM"), a privately-held Missouri corporation. John L. Morris ("Morris") is the sole director of JLM and, through a revocable trust, the indirect beneficial owner of all of the outstanding capital stock of JLM. On January 16, 1997, Tracker Marine acquired control of Mako by means of Tracker Marine's purchase of 930,000 shares of common stock from CreditAmerica Venture Capital, Inc. ("CAVC"), immediately followed by
Tracker's purchase from Mako of 6,400,000 newly issued shares of common stock ("Mako Shares"). With its acquisition of the CAVC shares, along with the 6.4 million newly issued Mako shares, Tracker Marine acquired a total of 7,300,000

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shares  of  common  stock,  representing  approximately  81%  of  the  currently outstanding shares of Mako common stock.

         8. Defendant Kenneth Burroughs ("Burroughs"), a resident of Missouri, is the Chairman of the Board and Chief Executive Officer of the Company. Burroughs was designated to the Board by Tracker Marine, pursuant to the Stock Purchase Agreement dated December 4, 1996, by and between Tracker Marine and Mako, and appointed by the Mako Board effective upon the consummation of the transaction on January 16, 1997.

         9. Defendant Susie Henry ("Henry"), a resident of Missouri, is a director of the Company. Henry was designated to the Board by Tracker Marine, pursuant to the Stock Purchase Agreement dated December 4, 1996, by and between Tracker Marine and Mako, and appointed by the Mako Board effective upon the consummation of the transaction on January 16, 1997. Henry is the sister of Morris.

         10. Defendant Larry Mueller ("Mueller"), a resident of Missouri, is a director of the Company. Mueller was designated to the Board by Tracker Marine, pursuant to the Stock Purchase Agreement dated December 4, 1996, by and between Tracker Marine and Mako, and appointed by the Mako Board effective upon the consummation of the transaction on January 16, 1997. Mueller is the brother-in-law of Morris.

         11. Defendant Joe C. Greene ("Greene"), a resident of Missouri, is a director of the Company. Greene was designated to the Board by Tracker Marine, pursuant to the Stock Purchase Agreement dated December 4, 1996, by and between


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Tracker  Marine and Mako,  and  appointed by the Mako Board  effective  upon the consummation of the transaction on January 16, 1997.

         12. Defendant Douglas W. Baena ("Baena"), a resident of Florida, is a director of the Company. Baena is the former Chairman of the Board, Chief Executive Officer and President of the Company.

         13. Defendant Joseph J. Messina ("Messina"), a resident of New York, is a director of the Company.

         14.  Defendants  Baena and Messina,  in February  1994,  formed  Credit
America Venture Capital, Inc. ("CAVC"). CAVC was the principal shareholder of Mako until the consummation of the transaction with Tracker Marine. To enable Tracker Marine to acquire the approximately 81 percent interest in Mako, CAVC, through Baena and Messina, sold 930,000 shares of Mako common stock to Tracker Marine, which represented at the time approximately 35% of Mako's common stock, at a net price of $1.40 per share.

         15. Defendant Bruce Foerster ("Foerster"), a resident of Florida, is a director of the Company.

         16. The above-named individual defendants (collectively the "Individual Defendants") as officers and/or directors of the Company, and/or as significant shareholders of the Company owe fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

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                            CLASS ACTION ALLEGATIONS

         17. Plaintiff brings this action as a class action pursuant to rules 23(a) and 23(b)(3) of the Federal Rules of Civil Procedure (Fed. R. Civ. P.") on behalf of himself and all other stockholders of the Company as of August 12, 1997 (the "Class"), and their successors in interest, who are or will be threatened with injury arising from defendants' actions. Excluded from the Class are the defendants herein, members of their immediate families, and any subsidiary, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

         18. This action is properly maintainable as a class action for the following reasons:

         (a) the Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, there are more than 9 million shares of Mako common stock outstanding, held by hundreds of shareholders of record. The holders of these shares are believed to be geographically dispersed throughout the United States. Mako common stock is listed and actively traded on the NASDAQ/National Market System Bulletin Board;


         (b) there are questions of law and fact which are common to members of the Class and which predominate over any questions affecting only individual members. The common questions include, inter alia, the following:

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                  (i) whether  defendants  have  engaged and are  continuing  to engage in a plan and scheme to benefit Trackaq at the expense of the members of the Class; (ii) whether the Individual Defendants, as
         directors   and/or  officers  of  the  Company  and/or  as  significant shareholders of the Company, have breached their fiduciary duties owed to plaintiff and the other members of the Class, including their duties of entire fairness, loyalty, due care, and candor; (iii) whether defendants have disclosed all material facts in connection with the challenged transaction; and (iv) whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

         (c) the claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interest that is adverse or antagonistic to the interests of the Class;

         (d) the plaintiff is committed to prosecuting this action and has retained counsel competent and experienced in litigation of this nature. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class; and

         (e) a class action is superior to other available methods for the fair and efficient adjudication of this controversy since a multiplicity of actions could result in an unwarranted burden on the court system and could create the possibility of inconsistent judgments. Moreover, a class action will allow redress for many persons whose claims would otherwise be too small to litigate individually. There will be no difficulty in the management of this action as a class action.

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                             SUBSTANTIVE ALLEGATIONS

         19. On August 8, 1997, Tracker Marine announced that Trackaq adopted a Plan of Merger pursuant to which Trackaq will merge into Mako. Under the Plan of Merger, the public shareholders of Mako will receive $1.25 in cash for each share of Mako common stock they own, and holders of public warrants will receive $0.125 in cash for each warrant they own (the "Transaction"). Upon consummation of the proposed merger, Mako will become a wholly-owned subsidiary of Tracker Marine. JLM, the sole general partner of Tracker Marine, has approved the merger of Trackaq with and into Mako.

         20. The purpose of the Transaction is to enable Trackaq to acquire one hundred percent (100%) equity ownership of Mako and its valuable assets for its own benefit at the expense of Mako's public stockholders, who will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company's profitability.

         21. The Transaction is the product of unfair dealing, and the price of $1.25 cash per share is unconscionable and unfair and so grossly inadequate as to constitute a gross breach of trust committed by defendants against the public stockholders because, among other things:

         (a) the announcement of the proposed Transaction was made when the Company was poised for significant future growth and earnings. On August 4,

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1997, the Company announced its preliminary  operating results for the three and twelve month periods ended June 28, 1997. The Company expects revenue of approximately $6.3 million with a net loss of approximately $425,000 or $0.26 per share for the fourth quarter of fiscal 1996. This compares to revenue of $6.1 million and a net loss of $706,000 or $0.26 per share for the fourth quarter of fiscal 1996. Further, revenues for the Company's fiscal year ended June 28, 1997 is expected to be approximately $20.1 million with a net loss of approximately $3.85 million or $0.69 per share. This compares to revenue of $19.9 million and a net loss of $3 million or $1.19 per share for fiscal 1996.


         (b) because Trackaq has an overwhelming controlling interest in the Company's common stock, no third party will likely bid for Mako. Thus, defendants will be able to proceed with the Transaction without an auction or other type of market check to maximize value for Mako's public shareholders; and


         (c) defendants timed the announcement of the Transaction to place an artificial lid or cap on the market price for Mako's stock to enable Trackaq to acquire the minority stock at the lowest possible price. The price of $1.25 per share represents no premium over the market price on the day prior to the announcement of the Transaction ($1.25 per share). It is also below the price that the stock reached within the last six months ($3.25 per share), and year ($4.125 per share).

         22. By reason of their positions with Mako and the controlling ownership of the Company, the defendants have a fiduciary relationship with the

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plaintiff  and the members of the Class and owe to them the highest  obligations of good faith and fair dealing. Further, by reason of defendants' positions with Mako and Trackaq's controlling ownership of the Company, defendants are in possession of non-public information concerning the financial condition and prospects of Mako, and especially the true value and expected increased future value of Mako and its assets, which have not been disclosed to Mako's public stockholders.

         23. The defendants are intent on paying the lowest price, whereas the defendants also have the duty to maximize shareholder value. The defendant fiduciaries have clear and material conflicts of interest.

         24. Any attempt to obtain a fair price for the minority shareholders of Mako will be prevented by Trackaq and/or its representatives. Trackaq and its representatives control the Mako Board in that defendants Burroughs, Henry, Greene, and Mueller (who comprise of four of the seven Mako directors) were designated to the Mako Board by Tracker Marine.

         25. The proposed Transaction is wrongful, unfair and harmful to Mako's minority public stockholders, and represents an effort by defendants to aggrandize their own financial position and/or interests at the expense of and to the detriment of Class members. The Transaction is an attempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of Mako's valuable assets, while usurping the same for the benefit of Trackaq on unfair and inadequate terms.

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         26.  Defendants,   in  failing  to  disclose  the  material  non-public
information in their possession as to the value of Mako's assets, the full extent of the future earnings potential of Mako and its expected increase in profitability, have breached and are breaching their fiduciary duties to the members of the Class.

         27. Moreover, the Transaction is procedurally unfair in that it has not
been  disclosed   whether  the  Transaction  was  reviewed  and  approved  by  a disinterested  third party.

         28. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of Mako's assets and business in the Transaction and will be prevented from obtaining the real value of their equity ownership of the Company.

         29. Unless the proposed Transaction is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to the plaintiff and the members of the Class, will not engage in arm's-length negotiations on the Transaction terms, and will consummate and close the proposed Transaction complained of and succeed in their plan described above, all to the irreparable harm of the plaintiff and the other members of the Class.

         30. Plaintiff and the other members of the Class have no adequate remedy at law.

         WHEREFORE, plaintiff, on behalf of himself and the other members of the Class, demands judgment as follows:

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         (a)  declaring  this action to be a proper  class  action  maintainable pursuant to Rule 23(b)(3) of the Fed. R. Civ. P. and certifying plaintiff as the representative of the Class;

         (b) ordering defendants to carry out their fiduciary duties to plaintiff and the other members of the Class, including those duties of care, loyalty, candor and fair dealing;

         (c) granting preliminary and permanent injunctive relief against the consummation of the Transaction as described herein;

         (d) appointing a disinterested third party to review the terms of the Transaction and explore alternatives;

         (e) in the event the Transaction is consummated, rescinding the Transaction effected by defendants and/or awarding rescissory damages to the Class;

         (f) ordering defendants, jointly and severally, to account to plaintiff and other members of the Class for all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

         (g) awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys' and experts' fees; and (h) granting such other and further relief as the Court may deem just and proper.

Dated: August 12, 1997


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                                       GOODKIND LABATON RUDOFF
                                       & SUCHAROW LLP



                                       By:
                                          Emily C. Komlossy, Esq.
                                          Suite 2100
                                          200 South Biscayne Blvd.
                                          Miami, FL  33131
                                          (305) 579-1260
                                          (305) 579-1229 (fax)

                                          Attorneys for Plaintiff

OF COUNSEL:

WOLF POPPER LLP
845 Third Avenue
New York, N.Y.  10022
(212) 759-4600

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